[Western Reserve Life Assurance Co. of Ohio Letterhead]

August 15, 2007

Mark Cowen, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F St. NE

Mail Stop 5-6

Washington, DC 20549-0506

Re:	Selective Review – Initial Filing

Separate Account VA AA

Flexible Premium Variable Annuity – M

File Nos.: 333-145461; 811-22113

Western Reserve Life Assurance Co. of Ohio

Dear Mr. Cowen:

As we discussed, the above-referenced initial filing was made on August 15, 2007 (accession number is 0001193125-07-183658). The Flexible Premium Variable Annuity—M version is substantially similar to the WRL Freedom Premier III Variable Annuity product. The main differences are the removal of most optional features and no surrender charges. We have already provided under separate cover, a black-lined comparison of the two products to hi-lite all the differences.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Flexible Premium Variable Annuity – M product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Western Reserve Life Assurance Co. of Ohio

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Annuity Products & Services